Fried, Frank, Harris, Shriver & Jacobson LLP

One New York Plaza
New York, New York 10004-1980
Tel: +1.212.859.8000
Fax: +1.212.859.4000
www.friedfrank.com


FRIED FRANK

Direct Line: 212.859.8735
Fax: 212.859.4000
michael.levitt@friedfrank.com

May 1, 2007

H. Roger Schwall
Assistant Director
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: CVR Energy, Inc.,
Registration Statement on Form S-1
File No. 333-137588
(the "Registration Statement")

Dear Mr. Schwall:

This letter sets forth the response of CVR Energy, Inc. (the "Company" or "CVR Energy") to the comment letter, dated February 27, 2007, of the staff of the Division of Corporation Finance (the "Staff"). In order to ease your review, we have repeated each comment in its entirety in the original numbered sequence. All references herein to page numbers are to page numbers in Amendment No. 6 to the Registration Statement (the "Registration Statement"). This letter is being filed with Amendment No. 6 to the Company's Registration Statement. With this filing, we have also supplementally provided the artwork in response to a previous Staff comment.

Form S-1/A-4 filed February 12, 2007

1. *Please update your financial statements. Refer to Rule 3-12 of Regulation S-X.*

Response: We have updated our financial statements as required by Rule 3-12 of Regulation S-X.

2. *Please update your consents. Refer to number 23 of the Exhibit Table in Item 601 of Regulation S-K.*

Response: We have included an updated accountant's consent.

3. *We note from your response to prior comment number 25 that "Until the reorganization event occurs, which is expected prior to or concurrent with the effectiveness of the registration statement, CVR Energy, Inc. will be a shell company with no assets or liabilities, no revenue and no activity to report." Based on your representation, please expand your prospectus summary disclosure under the heading Our History on pages five and six to clarify that the registrant, CVR Energy, Inc., has not commenced operations and has no (or nominal) assets or liabilities. Please also describe in sufficient detail any contingent liabilities or commitments attributable to the registrant. Finally, to aid investor understanding, please include a chart prior to the one shown on page seven that details the organizational structure prior to the reorganization event.*

Response: The Company has revised the disclosure in response to the Staff's comment. See page 6. In addition, the Company had added a chart which reflects the organizational structure prior to the reorganization events in response to the Staff's comment. See pages 8 and 9.

Our Competitive Strengths, page 3

Regional Advantage and Strategic Asset Location

4. *We note your statement that you are geographically advantaged to supply products to markets in Kansas, Missouri, Nebraska, Iowa, and Texas because you do not incur intermediate transfer, storage, barge or pipeline freight charges with respect to those markets. You further state that the geographic advantage provides you with a distribution cost benefit over U.S. Golf Coast ammonia and UAN importers and that the "cost differential represents a significant portion of the market price of [the] commodities." Please quantify the cost differential vis-à-vis the market price of the commodities. Also disclose the source for supporting document number 18 (from the binder of supporting documents), which includes the costs incurred by your competitors.*

Response: The Company discloses in the Form S-1 on page 3 that it has a geographic advantage over U.S. Gulf Coast importers because Coffeyville is located closer to its customers in Kansas, Missouri, Nebraska, Iowa and Texas (the Corn Belt). As a result, the Company does not pay freight costs which importers need to pay, as indicated by the following data:

- According to U.S. Department of Agriculture data (see attached), over 55% of imported ammonia comes to the U.S. from Trinidad and Tobago (3.0 million short tons in July-February 2006/2007). Importers must pay (1) the freight cost from abroad to Louisiana and then (2) from Louisiana to the Corn Belt. The freight cost for shipping ammonia from Trinidad to Donaldsonville, Louisiana is approximately $20.73 per metric ton (or $18.85 per short ton). See the attached Freight Rates of Alliance Marine Services, Inc. (a major shipping company). The pipeline tariff rates for shipping ammonia from Donaldsonville, Louisiana to Coffeyville's region of the country range from $19.49 (to Missouri) to $30.97 (to Nebraska). See the attached Kaneb Pipe Line Operating Partnership, L.P. Tariff (November 1, 2006) (Kaneb is the only ammonia pipeline that can ship ammonia from the U.S. Gulf Coast to the Corn Belt). These are both costs that Coffeyville does not pay.

- According to U.S. Department of Agriculture data (see attached), over 50% of imported nitrogen solutions (such as UAN) comes from Russia, Lithuania or Romania. UAN shipped from Russia and Lithuania comes from the Baltic Sea; the freight rate for shipping UAN from the Baltic Sea to the United States ranges from $35-37 per short ton. See the attached excerpt from Fertilizer Europe (January 27, 2006), at page 3. UAN shipped from Romania comes from the Black Sea; the freight rate for shipping UAN from the Black Sea to the United States ranges from $40-42 per short ton. See the attached excerpt from Fertilizer Europe (January 27, 2006), at page 3. Alternatively, the freight cost for shipping UAN from Egypt to the United States is approximately $47 per metric ton (or $42.73 per short ton). See the attached Fertilizer Week America (April 20, 2007), page 7. These are costs that Coffeyville does not pay.

Based on this data, Coffeyville avoids approximately $40-50 of freight costs compared to U.S. Gulf Coast ammonia importers and approximately $35-42 of freight costs compared to UAN importers. The source for this data is published freight rates and tariffs, as indicated in the Form S-1 on page 3. While the Company believes that this data alone supports the statement that it has a geographic cost advantage over importers, the Company notes that the cost advantage is actually higher because there are additional costs which importers pay and which Coffeyville does not pay (such as port transfer, terminal storage and load-out) but which are harder to verify with publicly available data.

The prior versions of the Form S-1 stated that the cost differential between the Company's costs and competitor's costs (eg, the $40-50 cost advantage for ammonia and the $35-42 cost advantage for UAN) represents a significant portion of the market price of UAN and ammonia. The Company has elected to remove this disclosure from the Form S-1. The Company notes that during 2006 the average price per ton for ammonia was $379 and during 2005/2006 the price of UAN ranged from $175-$272—therefore, the cost advantage for ammonia represented 10-13% of its market price and the cost advantage for UAN represented approximately 13-24% of its market price. Out of an abundance of caution, we have removed the statement from the S-1 that the cost differential "represents a significant portion of the market price" in order to avoid an interpretative question as to whether or not these percentages would be deemed by a reasonable investor to constitute a significant portion of the market price of ammonia and UAN.

<u>Use of Proceeds, page 45</u>

5. *We note that the proceeds of the offering will be used to pay indebtedness incurred in connection with the acquisition of assets from the Immediate Predecessor. As required by Item 504 of Regulation S-K, please expand to describe how the proceeds from such indebtedness were used or provide a cross-reference to a section that describes the use of proceeds.*

<u>Response</u>: We have revised the disclosure on page 46 in response to the Staff's comment.

Unaudited Pro Forma Condensed Consolidated Statements of Operations, page 50

6. *We note from your response to prior comment number 19 that, "concurrent with the consummation of the Subsequent Acquisition in accordance with the change of control provision contained in agreements related to the plans," you immediately terminated the compensation plans of Immediate Predecessor on June 24, 2005. As such, you reported an adjustment to reverse share based compensation associated with plans of Immediate Predecessor and an adjustment to recognize share based compensation under the Successor plans instead. Based upon your response, we are unable to concur that these adjustments are directly attributable to the Subsequent Acquisition effected through the stock purchase agreement. Instead, these adjustments appear to be the result of the terms of the share based payment arrangements. As such, it appears that you need to revise your pro forma presentation to remove these adjustments. In addition, please expand your note disclosure to identify the nature of the change of control provisions.*

Response: The Company has replaced the pro forma statement of operations for the year ended December 31, 2005 with a pro forma statement of operations for the year ended December 31, 2006. The Company is not making this adjustment in the pro forma statement of operations for 2006 and therefore this comment is no longer applicable.

7. *You state in your response to prior comment number 20 that "Successor entered into a refinancing transaction pursuant to which Successor entered into new first lien and second lien credit facilities and all debt outstanding under the Immediate Predecessor's then outstanding credit facility was repaid as required by the change of control provision in such facility." We note from your revised disclosure, however, that you were required by the stock purchase agreement to enter into a refinancing transaction. Please confirm, if true, that you were required to refinance your debt agreement as a result of the Subsequent Acquisition effected through the stock purchase agreement or otherwise advise. In this regard, it is unclear whether the debt refinancing was the result of a change of control provision in the debt agreement or required by the stock purchase agreement. Please advise.*

Response: The Company has replaced the pro forma statement of operations for the year ended December 31, 2005 with a pro forma statement of operations for the year ended December 31, 2006. The Company is not making this adjustment in the pro forma statement of operations for 2006 and therefore this comment is no longer applicable.

Investments in Coffeyville Acquisition LLC, page 184

8. *We note your response to comment 24 but still do not concur. Given the role of the agreement in the formation of the issuer and the fact that it was with a related party, we do not concur with your assessment that this agreement is not material. We reiterate our comment that you file the agreement as an exhibit to the registration statement.*

Response: We have filed the agreement as an exhibit to Amendment No. 6 to the Registration Statement.

Should you have any questions or comments with respect to this filing, please call me at (212) 859-8735 or Stuart Gelfond at (212) 859-8272.

Sincerely,

Michael Levitt

Michael A. Levitt

cc: Carmen Moncada-Terry (Securities and Exchange Commission)
Jill Davis (Securities and Exchange Commission)
Jennifer Goeken (Securities and Exchange Commission)
John J. Lipinski (CVR Energy, Inc.)
James T. Rens (CVR Energy, Inc.)
Susan Ball (CVR Energy, Inc.)
Edmund S. Gross (CVR Energy, Inc.)
Peter J. Loughran (Debevoise & Plimpton LLP)
Kevin Kaufman (KPMG LLP)

689363

U.S. Department of Agriculture, Economic Research Service
Washington, D.C. 20036-5831

Table 3--U.S. imports of selected fertilizers: Quantity and value by commodity and country, July-February 2005/2006 and 2006/2007, and February 2006 and 2007

(Quantity in short tons; value in current dollars, FOB - consumption value)

Commodity and country			July-February				February			
			Quantity		Value		Quantity		Value	
			2005/2006	2006/2007	2005/2006	2006/2007	2006	2007	2006	2007
Anhydrous Ammonia	1/ 2814100000	(1220) CANADA	781,156	762,786	262,534,571	242,436,196	75,348	91,135	27,975,941	30,739,718
		(2740) TRINIDAD AND TOBAGO	3,268,349	2,995,414	923,187,669	745,951,721	386,876	342,463	112,563,035	118,708,885
		(3010) COLOMBIA	23,397	14,890	6,590,807	3,207,622	8,023	--	2,150,052	--
		(3070) VENEZUELA	115,430	230,312	33,932,194	58,475,102	--	18,468	--	5,740,873
		(3510) BRAZIL	18,294	20,512	5,081,710	4,089,831	--	--	--	--
		(4120) UNITED KINGDOM	114	396	38,786	67,343	1	76	5,801	5,460
		(4490) LATVIA	75,245	12,131	18,047,699	3,928,533	--	12,131	--	3,928,533
		(4621) RUSSIA	374,930	584,551	105,406,745	143,919,003	34,294	126,942	10,616,559	36,588,561
		(4623) UKRAINE	1,015,053	512,622	250,094,217	111,210,081	163,337	10,803	46,192,682	2,724,400
		(4759) ITALY	1	--	5,000	--	--	--	--	--
		(4890) TURKEY	39,027	220	13,914,476	55,584	--	220	--	55,584
		(5170) SAUDI ARABIA	--	20,480	--	5,810,570	--	--	--	--
		(5180) QATAR	39,893	39,078	8,983,073	7,799,130	--	--	--	--
		(5230) OMAN	25,859	4,860	7,356,654	1,196,840	--	--	--	--
		(5600) INDONESIA	24,255	16,555	7,139,207	3,525,536	--	--	--	--
		(5800) SOUTH KOREA	--	1	--	2,752	--	--	--	--
		(5880) JAPAN	3	6	5,508	19,124	--	--	--	--
		(6021) AUSTRALIA	--	25,722	--	5,040,319	--	--	--	--
		(7250) LIBYA	22,319	--	4,322,979	--	--	--	--	--
		(9999) WORLD	5,823,125	5,240,536	1,845,810,485	1,336,736,189	567,877	604,236	180,513,070	178,189,214

-- None reported.
1/ Anhydrous ammonia quantity import data from Russia and the Ukraine reinstated February 2001.
2/ Includes 3105400000, 3105400010, and 3105400050.
3/ Potassium muriate is understated since former German Democratic Republic imports are not reported.
4/ Includes 3105200000, 3105510000, 3105590000, and 3105600000.
5/ Includes 3102290000, 3102600000, and 3102900000.
6/ Includes 3104100000 and 3104900000.
7/ Includes 2503000010 and 2503000090. From August 1996 forward, general data is shown due to the effect of Foreign Trade Zones on these commodities.
8/ Includes 2510100000 and 2510200000. Phosphate rock imports are understated due to a disclosure problem.
Source: Foreign Trade Statistics, U.S. Department of Commerce; prepared for the Fertilizer Institute by ERS, USDA.



ALLIANCE MARINE SERVICES, INC.
10497 Town & Country Way
Suite 850
Houston, TX., 77024
Tel (713) 464-8300 Fax (713) 464-8331
Email: ams@alliancemarine.com

FREIGHT RATES

LOAD PORT	DISCHARGE PORT	LAYTIME		GENT DELIVERED PRICE		GENT TOTAL DAYS @ C/P SPEED	HERMION DELIVERED PRICE		HERMION TOTAL DAYS @ C/P SPEED
PT. LISAS	SAVANNAH	72	HRS	$16.27	MT	11.94	$16.71	MT	11.80
PT. LISAS	TAMPA	72	HRS	$16.85	MT	12.18	$17.40	MT	12.04
PT. LISAS	PASCAGOULA	72	HRS	$22.53	MT	13.63	$22.36	MT	13.46
PT. LISAS	DONALDSONVILLE	96	HRS	$20.73	MT	14.93	$21.43	MT	14.76
PT. LISAS	BEAUMONT	72	HRS	~~$19.54~~	~~MT~~	14.62	$20.31	MT	14.56
PT. LISAS	HOUSTON	72	HRS	$19.93	MT	14.93	$20.55	MT	14.74
PT. LISAS	FREEPORT (TX)	72	HRS	$19.68	MT	14.73	$20.29	MT	14.54

1. BASIS = 1-1
2. RATES CALCULATED BASIS BUNKER PRICING IFO $90.00 / M.D.O. $155.00 / MT
3. RATES WILL VARY APPROX. +/- $0.10 (TEN CENTS) FOR EACH $5.00 DIFFERENCE IN BUNKER PRICES
4. POINT LISAS / PASCAGOUA – RATE BASED ON PART CARGO 13,500 MT

$20.73 Metric Tons
÷ 1.1
$18.85 Short Ton

Metric Ton = 2200 pounds
Short Ton = 2000 pounds
Divide by 1.1 to get from metric tons to short tons

L.P.S.C. No. 7
Cancels
LA. P.S.C. No. 6

S.T.B. No. 15
Cancels
S.T.B. No. 14

KANEB PIPE LINE OPERATING PARTNERSHIP, L.P.

LOCAL TARIFFS
Applying on
ANHYDROUS AMMONIA
As Defined in Item No. 1
TRANSPORTED BY PIPELINE
FROM AND TO POINTS NAMED HEREIN

The rates named in this Tariff are expressed in dollars per ton and are subject to change as provided by law, also to regulations named herein.

Rates, Rules and Regulations applying on Louisiana Intrastate Traffic issued on Authority No. 24.274-M of the Louisiana Public Service Commission (L.P.S.C.).

Rates, Rules and Regulations applying on Interstate Traffic issued on authority of the Surface Transportation Board (S.T.B.).

L.P.S.C. No. 7 and S.T.B. No. 15 make the following changes:

1. **Item No. 55 and Item No. 60** changed both the "start" and "end" of the defined "day" and "calendar week". The new start time is 12:01 a.m. verses the previous start time of 8:00 a.m. The new end time is 12:00 a.m. verses the previous end time of 8:00 a.m.

2. **Item No. 135 and Item No. 140** were added, at the request of at least one non-affiliated shipper, to establish a temporary proportional credit program, which shall automatically terminate June 30, 2007. This temporary proportional credit program is being established to compete with alternative modes of transportation and has been requested by at least one non-affiliated shipper.

The rates published herein will have no effect on the quality of the human environment.

Issued: October 13, 2006	**S.T.B. Effective Date:** November 1, 2006

Issued: October 13, 2006	**LA P.S.C. Effective Date:** November 1, 2006

Issued By:
Mary F. Morgan, Vice President

Compiled By:
Joe Graham, Tariffs & Regulatory Planning Director

Kaneb Pipe Line Company, LLC
The Sole General Partner of Kaneb Pipe Line Operating Partnership, L.P.
One Valero Way
San Antonio, TX 78249-1616
Phone (210) 345-4631 Fax (210) 345-3521

SECTION 2
[U] ALL RATES ON THIS PAGE ARE UNCHANGED

LOCAL RATES
for the
TRANSPORTATION OF ANHYDROUS AMMONIA
(as defined in Item No. 1)
BY PIPELINE
All Rates in Dollars per Ton
The rates contained in this section apply only via the lines of the
Kaneb Pipe Line Operating Partnership, L.P.

Item No. 130

TO \ FROM	Donaldsonville, LA	Sterlington, LA	Taft, LA	Garner, IA
El Dorado, AR	13.34	12.82	13.35	—
Hermann, MO	19.49	18.89	19.63	—
Louisiana, MO	(1) 23.83	(1) 22.68	(1) 22.96	[T2] 23.93
Palmyra, MO	[T] 16.30	15.07	24.29	—
Wood River, IL	22.09	21.40	[T2] 17.60	—
Cowden, IL	25.44	24.74	25.53	—
Trilla, IL	25.87	25.35	26.07	—
Fort Madison, IA	27.32	26.72	27.62	[T2] 19.52
Washington, IA	28.48	27.41	28.27	13.35
Marshalltown, IA	28.46	27.86	28.64	[T2] 17.55
Iowa Falls, IA	28.68	28.09	28.89	[T2] 16.12
Garner, IA	29.10	28.42	29.36	—
Spencer, IA	29.62	28.93	29.70	—
Terre Haute, IN	[T] 16.30	25.74	26.75	—
Crawfordsville, IN	27.41	26.75	27.60	—
Frankfort, IN	27.86	27.32	28.06	—
Walton, IN	28.38	27.78	28.49	—
Huntington, IN	29.14	28.46	29.41	—
Blair, NE	30.50	29.67	30.63	—
Fremont, NE	30.58	29.73	30.70	12.14
Aurora, NE	30.97	30.58	31.17	18.74
Faustina, LA	[S] 12.14	[S] 12.14	[S] 12.16	—
Donaldsonville, LA	[S] 12.14	[S] 12.14	[S] 12.14	—
Taft, LA	[S] 12.14	[S] 12.14	[S] 12.14	—

(1) See Item No. 143

U.S. Department of Agriculture, Economic Research Service
Washington, D.C. 20036-5831

Table 3—U.S. imports of selected fertilizers: Quantity and value by commodity and country, July-February 2005/2006 and 2006/2007, and February 2006 and 2007

(Quantity in short tons; value in current dollars, FOB - consumption value)

Commodity and country			July-February				February			
			Quantity		Value		Quantity		Value	
			2005/2006	2006/2007	2005/2006	2006/2007	2006	2007	2006	2007
Aqua Amonia	2814200000	(1220) CANADA	12,261	11,506	1,748,234	1,641,239	237	140	62,941	28,138
		(4280) GERMANY, FED. REPUBLIC	--	2	--	4,614	--	2	--	4,614
		(4700) SPAIN	--	106	--	12,310		-	--	-
		(5800) JAPAN	1,943	1,564	330,308	661,336	667	173	129,957	69,736
		(9999) WORLD	14,204	13,178	2,378,542	2,319,508	904	315	192,898	102,488
Nitrogen Solutions	3102800000	(1220) CANADA	337,253	437,328	57,841,141	68,193,097	38,184	37,603	6,771,774	6,693,928
		(2740) TRINIDAD AND TOBAGO	1,819	--	165,323	--	-	--	--	-
		(4190) IRELAND	--	317	--	22,735		--	--	
		(4210) NETHERLANDS	--	34,096	--	4,512,849	--	--	--	--
		(4279) FRANCE	589	604	83,450	47,400	548	--	30,234	--
		(4280) GERMANY, FED. REPUBLIC	47,566	39,896	7,767,291	5,376,187	31,128	--	5,082,646	-
		(4510) LITHUANIA	204,024	128,592	35,316,702	17,308,011	16,248	41,432	2,304,291	5,603,355
		(4550) POLAND	60,524	31,670	8,015,633	4,148,937	--	--	--	-
		(4621) RUSSIA	574,256	449,871	92,547,822	59,395,748	159,537	74,056	27,298,934	9,166,970
		(4632) BELARUS	150,586	111,702	21,696,664	13,816,871	--	--	--	--
		(4623) UKRAINE	114,848	28,935	18,778,468	4,252,600	--	28,935	--	4,252,500
		(4850) ROMANIA	581,832	320,027	84,637,542	19,131,777	77,467	209,489	12,632,158	4,197,956
		(4870) BULGARIA	90,803	--	13,413,091	-	--	--	-	-
		(5570) MALAYSIA	24,244	--	6,202,212	-	--	--	--	--
		(5600) INDONESIA	6,063	--	1,383,250	--	--	--	--	--
		(7210) ALGERIA	62,261	--	9,524,232	-	23,370	-	3,155,694	-
		(7290) EGYPT	--	14,050	--	2,086,106	--	--	--	--
		(9999) WORLD	2,226,668	1,598,447	357,692,821	198,193,207	344,478	392,415	57,724,720	30,657,015

-- None reported.
1/ Anhydrous ammonia quantity import data from Russia and the Ukraine reinstated February 2001.
2/ Includes 3105400000, 3105400010, and 3105400050.
3/ Potassium muriate is understated since former German Democratic Republic imports are not reported.
4/ Includes 3105200000, 3105510000, 3105590000, and 3105600000.
5/ Includes 3102200000, 3102800000, and 3102900000.
6/ Includes 3104100000 and 3104900000.
7/ Includes 2503000010 and 2503000090. From August 1998 forward, general data is shown due to the effect of Foreign Trade Zones on these commodities.
8/ Includes 2510100000 and 2510200000. Phosphate rock imports are understated due to a disclosure problem.
Source: Foreign Trade Statistics, U.S. Department of Commerce; prepared for the Fertilizer Institute by ERS, USDA.


FERTILIZER WEEK America
FOR MARKET INTELLIGENCE

Volume 17, N°37-April 20, 2007

US AN industry depends on import limits

Dwindling demand for ammonium nitrate means US production is at an increasing risk of being driven out of business if the US relaxes import restrictions on AN from the Ukraine, according to representatives for US producers. *See page 2.*

Rail woes continue to bedevil Canada

Canadian fertilizer, agriculture and other industrial interests are facing the threat of another potentially disruptive rail strike, just as the federal government has intervened to end work stoppages by a union. *See page 2.*

Yara reports demand up, some costs down

Yara reported strong results for the first quarter of 2007. Results improved as the European fertilizer market recovered, global fertilizer prices strengthened and energy costs were fell slightly, the company said. *See page 3.*

Also in this issue

Key Price Benchmarks

	Apr 9	Apr 16	Apr 16
Granular Urea			
FOB New Orleans $/st	358-365	355-363	353-356
FOB Midwest – East & West $/st	395-405	400-405	400-405
FOB Southern Plains $/st	385-4MM	385-395	385-400
DAP			
FOB Tampa $/mt	433-434	433-435	432-434
FOB Central Florida $/st	37M	37M	370
FOB Midwest – East & West $/st	425-430	425-430	425-430
UAN			
FOB Midwest – East & West $/unit	8.50-8.80	8.90-9.20	9.00-9.28
Ammonia			
CFR Tampa $/mt	36M	36M	360
FOB Midwest $/st	47M-48M	46M-48M	460-470

See pages 10 and 11 for complete price listings.

Honduras

Ameropa has booked a further urea cargo for Puerto Cortez, selling 18-20,000 mt to Fertica just below $240/mt CFR.

Peru

Two buyers are each in the market for 20-25,000 mt cargos for May loading.

International

The April 19 Fertilizer Index for international prilled urea was $286.75/mt FOB Yuzhnyy, up $4.75/mt from April 12. The April 19 Fertilizer Index for Middle East granular urea was $311.50/mt FOB up $12.25/mt from April 12.

Black Sea

The news from India on current and forward purchases by IPL on the Indian government's behalf sparked a massive surge in Yuzhnyy FOB values, as traders rushed to cover in short positions. Market sentiments that had sent Yuzhnyy prices to $273/mt FOB turned completely, and sales were made at $279-$280/mt FOB within minutes of the news hitting the market. Prices were subsequently raised on an hourly basis, and culminated via a Gorlovka sale to a trader, presumably Agrotrade, at $297/mt FOB. Gorlovka disposed of a total of 35,000 mt for May lifting throughout the day. It is estimated that close to 100,000 mt were sold for April and May shipment April 18. On April 19, traders returned for additional volumes, and a further 30,000 mt were sold by OPZ, DnieproAzot and Cherkassy. Residual availabilities are now at a mere 90-100,000 mt for May, with one, possibly two cargos still in producer hands for April. To reflect the substantial volatility, Yuzhnyy prices are assessed April 19 in an exceptionally wide $273-$300/mt range, representing the high and low end of business concluded. The paper market also reflects the current strength. Firm bids for Yuzhnyy positions for May at FIP Cash Settled Swaps were at $390/mt FOB against offers at $310/mt FOB at press time.

Yuzhnyy nominations for April are now at an impressive 371,000 mt, with further nominations expected to clear off balance quantities for Latin markets, and the Transammonia sale to India.

Baltic Sea

Following sales in the early part of the week in the very low $270s/mt FOB, Baltic prices also shot up April 18, and were at $290-$300/mt FOB by the end of the week, up from the $272-$273/mt FOB level achieved in sales at midweek. Trades concluded April 18 include a sale by Acron, presumably to Yara/Balderton, at $288/mt FOB for early May. Prior to the surge, a major trader with short Latin positions booked 20,000 mt with Carbamex at $273/mt FOB for April lifting, and subsequently added 10,000 mt from Phosagro at about $274/mt FOB.

Fresh demand for May shipment also is in evidence from Latin America, with importers in Peru, Brazil and Central America seeking cover. As in Yuzhnyy, Baltic prices also are assessed in a wide range at $273-$288/mt FOB, to reflect the high and low end of business concluded throughout the week.

Saudi Arabia

Following the sale of three cargos from other Arab Gulf suppliers to India, Sabic is expected to book a cargo with IPL soon. The price is unlikely to deviate from the levels achieved by the other regional producers, for a volume of 50,000 mt.

April granular exports include: 60,000 mt for the US; 2x20,000 mt for Thailand; 25,000 mt for APPC/Iran; 30,000 mt for Australia; 25,000 mt for New Zealand; and 20,000 mt for South Africa.

Kuwait/Bahrain

PIC April 18 sold a granular cargo to IPL of India at $302/mt FOB bulk for May-June shipment, for account of GPIC. PIC is believed to have committed for a total 100,000 mt granular urea to IPL via a pre-tender agreement. Granular shipments by PIC/GPIC include: 35,000 mt for the US; 40,000 mt for Australia (from Bahrain); and 20,000 mt for Thailand.

Qatar

Qafco sold a granular cargo to IPL/India this week at $302/mt FOB bulk for May-June shipment. Qafco is rumored to have booked a further 50,000 mt with IPL in private negotiations ahead of March 25 tender. Granular exports this month include: 10-15,000 mt for South Africa; 50,000 mt for the US; 40,000 mt for Thailand via Yara; 10,000 mt for the Philippines; 25,000 mt for France; and 35-40,000 mt for Australia.

China

Sales to South Korea and Taiwan via tenders this week and last week reflect weaker FOB prices for prilled and granular urea. Traders that holding April-early May urea were attempting to liquidate long positions purchased at $310-$315/mt FOB below $300/mt FOB for prills, and well below $305/mt for granular. Adding insult to injury, tender awards in South Korea (Samgbu and Namhae) and Taiwan (TFC) at low CFR values combined with firmer freights to push prilled and granular prices well below $290/mt FOB bulk.

UAN

The April 19 Fertilizer Index for New Orleans UAN-32 was $261.50/st FOB up $2.75/st from April 12.

New Orleans

Some players with up-river positions to fill continue to bid below $260/st FOB for UAN -32, but importers especially are demanding $260/st FOB or more.

Midwest

UAN prices are moving up, especially east of the Mississippi River. Large buyers in Indiana and Illinois have paid as much as $9.25/unit FOB. Quotes are a little lower in farther west indications around $9/unit FOB.

Egypt

Ameropa was again ahead of the competition in the Abu Qir sales tender of April 16. The trader purchased a total of 25,000 mt UAN 32% to be shipped in two parcels of 10,000 mt and 15,000 mt by

$47 ÷ 1.1 = $42.73 Short Ton

the first days of May. Prices finalized were similar to those achieved by the seller in March, at an average of $216-$217/mt FOB. The larger cargo (15,000 mt) was purchased at $211/mt FOB and will be loaded for the US on the Clipper Trojan with freight fixed at about $47/mt. The smaller 10,000 mt parcel will be loading for France or Spain.

AMSUL/NITRATE

The April 19 Fertilizer Index for New Orleans ammonium nitrate was $265.50/st FOB up $2.75/st from April 12.

Southern Plains

Ammonium nitrate is in very short supply, with spot outages continuing and price demands of $310-$320/st FOB.

Argentina

The PetroBras tender for 20,000 mt was awarded to Toepfer, purportedly with Acron support. The parcel was awarded at $250/mt CFR, with freight estimated in the low $50s/mt, for a return just above $195/mt FOB, before costs and margin to the trader.

AMMONIA

Ammonia Fertilizer Index April 19	
Tampa $360/mt CFR	Unchanged from April 12

In the US Gulf, buyers claim sellers are going to have a tough time finding space for all of the ammonia they would like to bring to the US from the FSU and the Caribbean. While demand at Tampa is steady, US demand for direct application ammonia has been delayed. Ultimately less ammonia than expected probably will be consumed by farmers for direct application. As a result, inland prices have fallen about $10/st over the last two weeks, and barge ammonia values fell over $20/st basis New Orleans this week.

Overseas price assessment remains difficult, with the lack of business out of the Black Sea and Arab Gulf. However, the short-term outlook is bearish. Price levels are indicative at $260-$270/mt FOB Black Sea, down $5/mt from last week, while Arab Gulf levels are assessed at $300-$315/mt FOB, lower by $10-$20/mt from last week's levels.

Americas

New Orleans

At least 15,000 st of barge ammonia was sold by Mosaic this week at $308/st FOB New Orleans. The product is expected to load promptly for an end user on the river system. The price tag is $22/st below the last confirmed spot business at the end of last month.

Midwest

Ammonia prices from terminals along the pipeline system and from river points are reported again at around $460/st FOB this week. Delivered prices to inland retailers are higher, but retailers would rather pay higher prices for truck volumes than take railcars at this point. It appears weather conditions are improving on both sides of the Mississippi River, and direct application work should be underway in most areas within a couple of days, according to market sources.

Alaska

Agrium said late last week that it is restarting one of its ammonia trains and the granular urea plant at Kenai. Both units should be running this week. The restart was delayed due to cold weather boosting natural gas demand from other consumers. The ammonia train can make as much as 50,000 mt of ammonia per month.

US Imports

Ammonia imports have fallen during July-February to 5.24 million st from 5.82 million st during the prior year period, according to Commerce Department data. February's imports were 604,236 st, down from 667,877 st during February 2006. *(Details on imports, including a nation-by-nation breakdown of suppliers is attached to the back of this issue.)*

International

The April 19 Fertilizer Index for international ammonia was $267.50/mt FOB Yuzhnyy, down $4/mt from April 12.

Black Sea

The Ukrainian government on April 18 agreed to the KTP price of $260/mt FOB. Prices are indicative as few, if any, deals are being made, as most players are waiting to see if prices will head down further. Levels are indicated at $265-$270/mt, down $5/mt from last week.

Local sources now expect April shipments to total only 330,000 mt. One reason for the decline in product shipped is that producers have been utilizing the ammonia in the production of urea, ammonium nitrate and UAN, for which domestic demand is strong. However, some sources expect ammonia shipments out of Yuzhnyy to increase by around 50-70,000 mt in May as more of the product is freed up for export.

Gorlovka is undergoing maintenance work for 45-days at one of its ammonia plants starting in June.

Baltic Sea

EuroChem subsidiary, Nevinnomyssky Azot produced Rbl3.8 billion worth of products and services in first quarter 2007. The total output of ammonia was 287,000 mt for first quarter, up 8% from the prior year period, EuroChem said.

UK

Terra still has an ammonia cargo of 8-11,000 mt on offer for May, but has yet to formulate price ideas. The last cargo that the company sold was in April to Trammo for France. A dip in the UK gas price has allowed the company to run its ammonia plants flat out.

Algeria

All plants are running as normal and shipments continue out of Arzew and Annaba.

FERTILIZER EUROPE

Volume 16 Number 2
27 January 2006

Published by

FMB Consultants Ltd
FMB House, 6 Windmill Road
Hampton Hill, Middlesex
TW12 1RH England

Telephone: (+44) (20)8979 7866

Telefax: (+44) (20)8979 4573

e-mail: fmb@fmb-group.co.uk

Internet world wide web:
http://www.fmb-group.co.uk

Editor: Ron Foxon

Contributors:
Kevin Hill
Bruce Neale
Ralph Thawley
Tom Jago

BELGIUM

27 January 2006

BELGIUM

CAN 27% fot ex-store*	164-168
TSP fot bulk	171-173
KCl (G) fot bulk	183-184

* or ex-port warehouse

CAN market stagnant

CAN – Nitrates trade and movement in Belgium have slowed nearly to a halt. The spread between industry postings for February (+€2 to 170 pt cif inland) and the current retail market is too wide to stimulate business for fresh producer tonnes. There is not even much in the way of reported resale of lower priced Q4 tonnage. It remains to be seen whether demand from the French market, typically earlier than in Belgium, will remove any of the current Belgian CAN inventory.

DAP– Prices at Gent and Terneuzen were heard pointing south of $285 pt fot/fob, in a demand vacuum with substantial tonnage at port storage. Baltic exporters are working to limit the flow of fresh tonnes coming into the region. In this climate some local sellers are reluctant even to cut prices with demand apparently not particularly price sensitive. Everything depends on movement through the supply pipeline inland to thin out the existing inventory. The cold snap and high barge freights have proved major obstacles.

TSP - Prices were heard softer around $208-210 pt fot/fob Gent. The recent marginal Euro strength intensifies the cost cut down into the low €170s pt fot equivalent.

FERTILIZER

FRANCE

27 January 2006 FRANCE	
AN 33.5% delivered bulk	218-222
AN imported fot bgd	198-202
Urea (G) fot bulk	238-245
Urea (P) fot bulk	210-215
UAN 30% N fot	148-149
DAP fot bulk	232-234
TSP fot bulk	170-172
0-25-25 bulk delvd	190-195
17-17-17 bulk delvd	226-230

Nitrogen market slow to start

AN -The French Granular AN market is stable at €220-222 pt franco bulk, with producers having announced a price hike of €3-5 pt for Feb. Not much fresh business was booked in Jan, and producers are still delivering even cheaper Dec tons, so this is considered a pretty virtual increase. The first N application has started in one/two areas, but it's not expected to take off for another 10-14 days. Many areas are reporting high levels of soil Nitrogen, which could lead to farmers cutting back or even skipping a first N application. Buyers believe they will encounter little difficulty in buying at Jan levels in Feb if they will require more AN. Francefert has a cargo of Abu Qir AN to arrive shortly at Sete which has been offered at €216-217 pt ldb in big bags. Francefert is now quoting Abu Qir AN at €218-220 pt ex warehouse Nantes in big bags. Abu Qir is still waiting to learn if it will receive authorization from the new Egyptian Govt to export AN in the 1st quarter 06.

Prilled AN has increased ever so slightly to €199-201 pt in early Jan in the N. French/French Atlantic markets up from €197-200 late Dec N. France, while producers have been pushing for €5-6 pt more, or €203-205 pt. It looks like just Unifert will import a cargo of Polish AN in Feb, while Helm will probably pass on a Feb Polish AN cargo. Two traders are offering Bulgarian AN for Feb arrival Sete at €203-205 pt ldb. The EU has announced the opening of a sunset review on imports of ammonium nitrate from the Ukraine – ref (C/18/02, 26.01.2006 (see news for more information).

UAN - The UAN market at Rouen is calm waiting for the first liquid application to start, expected about 15th Feb. Prices are roughly €148-149 pt fot 30%N Rouen, €147 at Dunkirk and €145 pt at Sluiskil. Along the Atlantic Coast UAN is quoted €155-158 pt 30%N FOT, with scarce demand. Traders report slow activity at the moment. Reduced gas supplies have halted UAN, Urea and ammonia production at the Pulawy factory since 23 January. All fertilizer plants are shut down in Romanian due to lack of gas. The news of these shut downs has not sparked any increased buying interest. The shutdown of GP's plant at Grande Quevilly has not induced any concern either. Discussions between Achema and traders have dragged out with Achema pushing for levels above €135/$166 pt. Achema should still have 40-45,000 t for Feb shipment to Europe.

Cargoes for Europe:

- CMF has the MV Sichem Fenol to load 6,500 at Arzew this week for La Pallice
- The following cargoes have arrived at Rouen over the last month all from Poland:
- 28 Dec/MV Amundsen Wind with 15,900t
- 9 Jan/MV Amaranth with 2,370t
- 21 Jan/V Azurith with 5,530t

In the USA gas prices have weakened down at $8.2-8.7 per MMBTU for the next 4-5 months, putting US producers back in picture. Gas stocks are 20% above the 5 year average level. Terra has restarted its Woodward UAN plant, which can produce 340,000 spta, which will add about 120,000st to the current season for 2nd half Feb through June. Terra's Yazoo plant (558,000 spta) is due back from turnaround in Mid Feb, but the PCS Geismar unit is still not producing UAN. It seems increasingly likely that CF will ramp up UAN production in February. How low the US UAN market goes will depend to an extent, on CF's need to put on a forward order book on. At $8.30 gas, CF's full cash cost for UAN is in the low 140's pst. These restarts are taking big buyers out of the market, and increasing availability of tonnage at the same time. Prices have softened to $177-178 pt fob barge 32% (roughly $192 pt cfr) for those buyers who have barges to load. Prices further away from the US UAN plants have held up better with offers along the East Coast stable about $200 pt cfr. In Romania, all nitrogen plants remain down after the recent cold snap caused a diversion of gas to domestic use and Gazprom reduced Russian deliveries, causing a 30% reduction in gas pressure at the border. This has caused the cancellation of two February loading positions ex Constanza. Fertalge has sold 20,000 t UAN to Conagra in the mid $160s fob vsl Arzew for end Jan loading for the USA.

Cargoes for USA/Australia:

- Harvester has fixed the MV Anaren to low 33,000t 7-11 Feb for US Gulf in the low 40's
- Transammonia cancelled the MV Chem Cosmos when it arrived after its laydays at Constanza, and has postponed the search for another vessel to load ex Romania 2nd half Feb
- Conagra has fixed the MV Bow Neptun to load 20,000 t UAN ex Arzew late Jan for USEC ar $36-38 pt for USEC/US Gulf

FERTILIZER

Freight rates are:	Today	2 Wks
20,000 Baltic to Gent/Rouen	$14-15	$14-15
20,000 Baltic to US EC	$35-37	$35-37
25-30,000 Baltic to US EC	$31-32	$30-32
20,000 t Black Sea to USEC	$42-44	$42-44
30,000 t Black Sea to US EC	$40-42	$40-42

Urea - Granular Urea along the French Atlantic has dropped to ar €240-241 pt for Venezuelan. Roughly 73,000t is booked to arrive in February for French Bay, but only for two companies Yara and Ameropa. Yara is holding out for €245 pt vdb, but no confirmation that Yara can still obtain this higher price. Yara is thought to have sold some of its Qatar urea to a trader. Along the south coast prices have also dropped to €238-240 pt for 2nd half Feb/March, but Helm is claiming to obtained €246-248 pt for spot business for the tons remaining from the MV 4,100t EFC on the MV Skagginbank discharging this week at Sete. Interore has booked 2 x 3,500 EFC urea for France.

So far the only confirmed business, for the French Atlantic is a total of 73,000t is as follows:

1. Yara Qatar 25,000t Bordeaux 2nd Half Feb arrival
2. Yara Sluiskil 23,829t Bordeaux MV William ETA 30 Jan
3. Ameropa Venezuela 24,000 t MV Enforcer for Bordeaux and La Pallice to arrive 2d half Feb, frt about $31 pt.

Ameropa is thought to have already sold about half of its 24,000t of Venezuelan on the MV Enforcer to buyers in France for discharge at Bordeaux and La Pallice. Transammonia (perhaps up to 30,000 t EFC) and Helm (ar 15,000t EFC) are now talking of March arrivals. So there may be less pressure on the French Granular market in February, for the tail end of the cereals market, than previously expected. Abu Qir is still waiting to hear if it will receive authorization to export Urea in the 1st quarter.

Prilled urea has regained ground in France this season with lots of little vessels, 3-5,000 t ex Baltic, having been booked over the past two months. Prices for prilled have dropped to €210-215 pt vdb French Atlantic, so it is still €25 pt below granular. Prilled urea at Yuzhny has rebounded to $203-207 pt late this week. Larger prilled sales bodes ill for big granular sales this season, as once distributors have allocated space to prilled in their warehouses, and pushed it in their listings, they will be more reluctant to return to granular. There are reports of a small prilled cargo for sale into the Sete region. Intercor has sold 3 x 5,000 t urea for French bay at $192-193 pt fob vsl bulk St-Petersburg, with the first vessel under this contract, the MV Loiga, to load this week.

DAP - The French DAP market has slowed down for new business, and prices are weak, ranging between $286-288 pt vdb/ex warehouse. Given these levels Tunisian prices would have to have been in the mid $253-255 p fob vsl bulk for traders to have earned a profit on recent shipments. Several traders are battling it out for business at Rouen, all offering $287 pt ex store. This is the same price traders quoted for direct discharge from vessel, so they are unable to recover the through warehouse costs. Along the French Atlantic offers have been reported $285-288 for spot tons. There are reports that one trader cut prices this week down to $283-284 for the last tons from a 9,000t Tunisian vessel discharging this week at St-Malo in order to avoid going into store. Arimex has a DAP vsl arriving next week at St-Malo. DAP is offered $283-285 pt vdb French Med. CMF has taken small a Spanish DAP cargo for Sete. GCT would like to officially raise prices by $2 pt taking Mediterranean destination cargoes to $266 and the price to $258-260 pt fob for French Atlantic/Europe.

At Gent prices have dropped to $285, with $283 probably achievable basis firm bids for barge loads. Low water and ice along the German Rivers and Canal systems, have meant that barges can only load at max half capacity. French buyers in the region of Strasbourg and Basel are badly affected as well. This has caused barge freights to double, and traders have held off shipping old sales to southern Germany. This has led to higher inventories Gent-Terneuzen.

TSP - TSP has softened slightly to $208-210 pt ex warehouse at Gent. CMF should shortly import some North African TSP to Rochefort with prices there reported to have dropped to €170-172 pt vdb, following the dollar down.

PK/NPK - NPK prices have not budged from end Nov/Dec levels. NPK 17-17-17 was quoted about €226 pt franco in bulk in Nov, and real prices might have increased just €2-4 pt since then. The prognosis for P and K consumption is gloomy with most expecting NPK consumption to drop between 10-15% this season. Yara has the MV Isidor to arrive 31 Jan 06 at Bordeaux with 4,265 t NPKs ex Norway.

Rumours are circulating more insistently that an important French NPK producer will close two or three of its NPKs plants this year. Before this company can publicly announce any plant closures, it must meet with its employees. A Comité d'entreprise meeting, which was scheduled for Jan 26th has been postponed two weeks to 10th Feb. After such a poor NPK season, and strong competition from Yara in the autumn, it would be logical to close NPK production units right after the end of the current season, particularly since the autumn PK season volumes decrease each year.

MOP - K&S SCPA is now applying the recent price increase for granular MOP to end Jan shipments, which means granular is officially at €181-182 pt vdb, with franco deliveries about €8-10 pt above this level. K&S